Mail Stop 4561

July 9, 2009

Mr. Simon F. Nynens
President and Chief Executive Officer
Wayside Technology Group, Inc.
1157 Shrewsbury Avenue
Shrewsbury, NJ 07702

> **Re:** **Wayside Technology Group, Inc.**
> **Form 10-K For the Year Ended December 31, 2008**
> **Form 10-Q For the Quarterly Period Ended March 31, 2009**
> **File No. 000-26408**

Dear Mr. Nynens:

We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief